FOR IMMEDIATE RELEASE	TSX: SLW
March 19, 2013	NYSE: SLW

SILVER WHEATON REPORTS OVER 1 BILLION OUNCES OF
ATTRIBUTABLE SILVER EQUIVALENT RESERVES

Vancouver, British Columbia – Silver Wheaton Corp. (“Silver Wheaton” or the “Company”) (TSX:SLW) (NYSE:SLW) is pleased to announce that attributable proven and probable reserves increased by over 38% in 20121 to a record total of 1,116.1 million silver equivalent ounces2, consisting of 851.4 million ounces of silver and 4.96 million ounces of gold. Over the same period, attributable measured and indicated resources increased 28% to a record total of 603.2 million silver equivalent ounces, consisting of 529.1 million ounces of silver and 1.39 million ounces of gold. Attributable inferred resources totaled 341.4 million silver equivalent ounces, consisting of 294.7 million ounces of silver and 0.88 million ounces of gold.

Silver Wheaton’s increase in attributable reserves was a result of both acquisition and organic growth, which, when combined, more than offset depletion resulting from strong production over the year. In 2012, the Company acquired from Hudbay Minerals Inc. (“Hudbay”) a precious metals stream from its 777 mine and a silver stream from its Constancia project. Subsequent to 2012 year end, Silver Wheaton also acquired 25% of the gold from Vale S.A.’s (“Vale”) Salobo mine for the life of mine and 70% of the gold from certain of its Sudbury operations for a 20-year period, with both these agreements effective as of January 1, 2013. In addition to these acquisitions, there was a substantial increase in reserves and resources at Augusta Resource Corp’s (“Augusta”) Rosemont mine based on an updated feasibility study released on July 24, 2012.

“Silver Wheaton has now reached yet another milestone with silver equivalent reserves exceeding well over one billion ounces,” said Randy Smallwood, Silver Wheaton’s President and Chief Executive Officer. “Silver equivalent reserves have grown by over 38% since the end of 2011 through both acquisition and organic growth, even after another year of strong production. On the acquisition front, we were able to add two new partners over the past year, which resulted in a significant increase to our gold reserves and resources. We now have almost five million ounces of gold reserves, over twenty times more than we had at the end of 2011. On the organic front, we saw substantial replacement of mined reserves in 2012 through our partners’ exploration success. This once again highlights the strength of our partners and the high-quality, long-term nature of the mines underlying our streams.”

“We are extremely pleased with the reserve and resource growth we have seen over the past year, and we continue to be excited about the prospect of adding additional high-quality ounces to our portfolio in 2013 given the strength and depth of the current opportunity pipeline. The foundation of any strong mining company is the quality of its mineral reserves and resources, and Silver Wheaton has one of the strongest and most active portfolios in the entire precious metals sphere.”

____________________
1 Includes reserves and resources from Vale’s Sudbury and Salobo mines which were added subsequent to year end 2012 but which had production attributed to Silver Wheaton as of January 1, 2013.
2 Silver equivalent reserves and resources assume a gold/silver ratio of 53.3:1.

Salobo 43-101 Technical Report Filed

Silver Wheaton has filed a National Instrument 43-101 ("NI 43-101") compliant technical report in support of the Company's February 5, 2013, news release which included a reserve and resource estimate at Vale’s Salobo Mine located in Brazil. The independent technical report, entitled "Silver Wheaton Corp. Technical Report on the Mineral Reserves and Mineral Resources of the Salobo Copper-Gold Mine, Carajas, Pará State,Brazil” (the "Technical Report") and dated March 19, 2013, was prepared by Micon International Ltd. and authored by Jason Ché Osmond, C.Geol, FGS, EurGeol, Barnard Foo, P.Eng., James Turner, CEng, MIMMM, and Christopher Jacobs, CEng MIMMM, all Qualified Persons as defined by NI 43-101, and independent of Silver Wheaton for the purposes of NI 43-101 requirements. The Technical Report is available on SEDAR at www.sedar.com and on the Company's website at www.silverwheaton.com.

The Technical Report details the December 31, 2012 resources and reserves for Salobo whereas the Company’s February 5, 2013, press release detailed the December 31, 2011 resources and reserves. The 2011 Salobo resources and reserves were entirely contained within a reserve pit and did not include measured and indicated resources. Attributable proven and probable reserves are now estimated at 3.40 million ounces of gold versus 3.80 million ounces of gold as reported at year end 2011 (February 5, 2013 press release), due to changed estimation parameters in the block model and material mined during 2012. Attributable measured and indicated resources exclusive of reserves are now 0.77 million ounces of gold. Attributable inferred resources are now 0.37 million ounces of gold versus 0.13 million ounces of gold as originally reported.

The tables below set forth the estimated mineral reserves and mineral resources for the mines relating to which the Company has purchase agreements, adjusted where applicable to reflect the Company’s percentage entitlement to silver and/or gold produced from such mines, as of December 31, 2012, unless otherwise noted. The tables are based on information available to the Company as of the date of this press release. The most current Mineral Reserves and Mineral Resources will be available on the Company’s website.

ATTRIBUTABLE PROVEN AND PROBABLE RESERVES (1,2,3,8,15,16)
AS OF DECEMBER 31, 2012 UNLESS OTHERWISE NOTED (6)

As of December 31, 2012 unless otherwise noted(6)	Proven			Probable			Proven & Probable
	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Process(7) Recovery %
	Mt	g/t	Moz	Mt	g/t	Moz	Mt	g/t	Moz
SILVER
Peñasquito
(25%)(14)
Mill	144.5	29.4	136.4	121.2	20.8	80.9	265.7	25.5	217.4	53-65%
Heap Leach	8.1	14.6	3.8	21.9	9.7	6.8	29.9	11.0	10.6	24%
San Dimas(10, 14)	-	-	-	3.8	289.5	35.2	3.8	289.5	35.2	94%
Pascua-Lama
(25%)(14)	9.9	59.5	18.9	86.3	54.1	150.2	96.2	54.7	169.1	82%
Lagunas Norte(11)	3.4	3.2	0.4	38.6	3.2	4.0	42.1	3.2	4.3	22%
Pierina(11)	2.8	9.0	0.8	20.6	9.0	6.0	23.3	9.0	6.8	37%
Veladero(11)	4.7	10.6	1.6	62.4	10.6	21.2	67.1	10.6	22.8	6%
Yauliyacu(11, 12)	1.1	96.0	3.3	2.9	100.0	9.4	4.0	98.9	12.7	85%
777 (13, 14)	4.9	26.8	4.2	7.5	27.9	6.7	12.4	27.4	10.9	64%
Neves-Corvo
Copper	6.1	40.0	7.8	18.0	40.0	23.2	24.1	40.0	31.0	35%
Zinc	11.5	72.0	26.7	11.2	67.0	24.0	22.7	69.5	50.7	20%
Rosemont(15)	279.5	4.1	37.0	325.8	4.1	43.1	605.3	4.1	80.1	80%
Constancia	359.0	3.3	38.3	91.0	3.6	10.6	450.0	3.4	48.8	72%
Mineral Park(15)	293.9	2.7	25.7	74.5	2.9	7.0	368.4	2.8	32.6	49%
Zinkgruvan
Zinc	8.4	95.0	25.8	2.4	54.0	4.2	10.9	85.9	30.0	70%
Copper	3.9	32.0	4.0	0.1	34.0	0.1	4.0	32.0	4.1	78%
Aljustrel
Copper	2.2	19.2	1.3	8.4	15.3	4.1	10.6	16.1	5.5	30%
Campo Morado
(75%)	0.8	158.2	4.0	0.2	133.3	0.6	0.9	154.3	4.7	55%
Stratoni	1.7	174.0	9.3	0.1	225.0	0.7	1.8	177.0	10.0	84%
Minto	5.5	5.4	1.0	5.9	4.6	0.9	11.4	5.0	1.8	78%
Cozamin(11)
Copper	0.9	63.0	1.7	4.9	50.7	8.0	5.8	52.5	9.8	74%
Los Filos	72.6	5.3	12.3	224.1	5.6	40.2	296.7	5.5	52.5	5%
TOTAL SILVER			364.2			487.1			851.4
GOLD
Salobo (25%)(16)	159.2	0.42	2.15	121.5	0.32	1.25	280.6	0.38	3.40	66%
Sudbury (70%)(11)	34.8	0.29	0.33	26.5	0.49	0.42	61.3	0.38	0.75	81%
777 (13, 14)	3.9	1.90	0.24	5.9	1.90	0.36	9.8	1.90	0.60	73%
Minto	5.5	0.69	0.12	5.9	0.51	0.10	11.4	0.60	0.22	74%
TOTAL GOLD			2.91			2.20			4.96

ATTRIBUTABLE MEASURED & INDICATED RESOURCES (1,2,3,4,5,9,15,16)
AS OF DECEMBER 31, 2012 UNLESS OTHERWISE NOTED (6)

As of December 31, 2012 unless otherwise noted(6)	Measured			Indicated			Measured & Indicated
	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained
	Mt	g/t	Moz	Mt	g/t	Moz	Mt	g/t	Moz
SILVER
Peñasquito (25%)(14)
Mill	31.4	14.4	14.6	112.9	13.1	47.6	144.2	13.4	62.2
Heap Leach	0.9	5.0	0.1	5.4	4.2	0.7	6.4	4.3	0.9
Pascua-Lama
(25%)(14)	5.3	24.5	4.2	55.9	23.4	42.1	61.2	23.5	46.3
Yauliyacu(11, 12)	0.7	115.6	2.5	5.1	227.1	37.2	5.8	214.2	39.7
Neves-Corvo
Copper	4.1	49.3	6.4	23.1	50.7	37.6	27.1	50.5	44.1
Zinc	13.0	59.7	25.0	51.6	55.4	92.0	64.6	56.3	117.0
Rosemont(15)	38.5	3.0	3.7	197.7	2.7	17.1	236.2	2.7	20.8
Constancia	119.0	2.3	8.6	344.0	2.0	21.9	463.0	2.1	30.5
Mineral Park(15)	101.0	2.6	8.4	175.6	2.7	15.2	276.6	2.7	23.6
Zinkgruvan
Zinc	1.0	88.8	2.7	3.7	124.6	14.7	4.6	117.2	17.4
Copper	1.5	21.2	1.0	0.5	33.8	0.6	2.0	24.3	1.6
Aljustrel
Zinc	1.3	65.6	2.7	20.5	60.3	39.7	21.8	60.7	42.4
Copper	-	-	-	0.1	11.7	0.04	0.1	11.7	0.04
Campo Morado
(75%)	5.0	128.9	20.6	2.4	123.5	9.7	7.4	127.1	30.2
Loma de La Plata
(12.5%)	-	-	-	3.6	169.0	19.8	3.6	169.0	19.8
Minto	9.4	3.9	1.2	27.2	3.2	2.8	36.5	3.3	3.9
Keno Hill (25%)
Underground	-	-	-	0.6	506.0	10.4	0.6	506.0	10.4
Elsa Tailings	-	-	-	0.6	119.0	2.4	0.6	119.0	2.4
Los Filos	9.6	8.5	2.6	61.4	6.8	13.4	71.0	7.0	16.0
TOTAL SILVER			104.3			424.8			529.1
GOLD
Salobo (25%)(16)	12.3	0.47	0.19	48.8	0.37	0.58	61.1	0.39	0.77
Sudbury (70%)(11)	-	-	-	23.3	0.33	0.25	23.3	0.33	0.25
Minto	9.4	0.44	0.13	27.2	0.28	0.24	36.5	0.32	0.38
TOTAL GOLD			0.32			1.07			1.39

ATTRIBUTABLE INFERRED RESOURCES (1,2,3,4,5,9,15,16)
AS OF DECEMBER 31, 2012 UNLESS OTHERWISE NOTED (6)

As of December 31, 2012 unless otherwise noted(6)	Inferred
	Tonnage	Grade	Contained
	Mt	g/t	Moz
SILVER
Peñasquito (25%)(14)
Mill	31.7	9.1	9.3
Heap Leach	12.7	1.6	0.7
San Dimas(10,14)	6.9	300.4	66.3
Pascua-Lama
(25%)(14)	8.1	15.5	4.0
777 (13, 14)	1.2	39.2	1.5
Neves-Corvo
Copper	25.4	47.2	38.6
Zinc	22.1	51.0	36.2
Rosemont(15)	104.5	3.3	11.1
Constancia	223.0	1.9	13.4
Mineral Park(15)	320.1	2.3	23.9
Zinkgruvan
Zinc	4.6	78.0	11.4
Copper	0.6	31.0	0.6
Aljustrel
Zinc	8.7	50.4	14.0
Copper	4.7	16.0	2.4
Campo Morado
(75%)	1.7	128.9	7.1
Stratoni	0.7	217.0	4.7
Loma de La Plata
(12.5%)	0.2	76.0	0.4
Minto	8.5	2.9	0.8
Keno Hill (25%)
Underground	0.2	340.8	1.9
Los Filos	239.2	6.0	46.5
TOTAL SILVER			294.7
GOLD
Salobo (25%)(16)	37.0	0.31	0.37
Sudbury (70%)(11)	18.9	0.67	0.40
777 (13, 14)	0.59	1.96	0.04
Minto	8.5	0.24	0.07
TOTAL GOLD			0.88

Notes:

1.	All Mineral Reserves and Mineral Resources have been calculated in accordance with the CIM Standards and NI 43-101, or the AusIMM JORC equivalent.
2.	Mineral Reserves and Mineral Resources are reported above in millions of metric tonnes (“Mt”), grams per metric tonne (“g/t”) and millions of ounces (“Moz”).
3.

Individual qualified persons (“QPs”), as defined by the NI 43-101, for the technical information contained in this document (including the Mineral Reserve and Mineral Resource estimates) for the following operations are as follows:

a.

Salobo – Christopher Jacobs, CEng MIMMM (Vice President and Mining Economist), James Turner, BSc (Hons) MSc CEng MIMMM (Senior Mineral Process Engineer), Barnard Foo, P.Eng., MBA (Senior Mining Engineer) and Jason Ché Osmond (Senior Geologist) all of whom are employees of Micon International Ltd.

b.

All other operations and development projects: the Company’s QPs Neil Burns, M.Sc., P.Geo. (Vice President, Technical Services); Samuel Mah, M.A.Sc., P.Eng. (Senior Director, Project Evaluations), both employees of the Company (the “Company’s QPs”).

4.

The Mineral Resources reported in the above tables are exclusive of Mineral Reserves. The Minto, Campo Morado, Neves-Corvo, Zinkgruvan and Aljustrel mines report Mineral Resources inclusive of Mineral Reserves. The Company’s QPs have made the exclusive Mineral Resource estimates for these mines based on average mine recoveries and dilution.

5.	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.
6.

Other than as detailed below, Mineral Reserves and Mineral Resources are reported as of December 31, 2012 based on information available to the Company as of the date of this document, and therefore will not reflect updates, if any, after such date.

	a.	Resources and Reserves for 777, Sudbury, Cozamin and Minto are reported as of December 31, 2011.
	b.	Resources and Reserves for San Dimas, Neves-Corvo and Zinkgruvan are reported as of June 30, 2012.
	c.	Resources and Reserves for Rosemont are reported as of August 28, 2012.
d.

Resources for the Constancia and Pampacancha deposits are reported as of August 23, 2011 and April 2, 2012, respectively. Reserves for both Constancia and Pampacancha deposits are reported as of August 8, 2012.

	e.	Resources for Mineral Park are reported as of December 29, 2006 and Reserves as of December 31, 2011.
	f.	Resources and Reserves for Aljustrel’s Feitais and Moinho deposits are reported as of November 30, 2010, Resources for the Estaçao deposit are reported as of December 31, 2007.
	g.	Resources for Campo Morado’s El Rey, Naranjo and Reforma deposits are reported as of October 13, 2005.
	h.	Resources and Reserves for Stratoni are reported as of August 10, 2010.
	i.	Resources for Keno Hill’s Elsa Tailings are reported as of April 22, 2010, Lucky Queen and Onek deposits as of July 27, 2011, Bermingham as of June 27, 2012 and Flame and Moth as of January 30, 2013.
	j.	Resources for Loma de La Plata are reported as of May 20, 2009.
7.	Process recoveries are the average percentage of silver or gold in a saleable product (doré or concentrate) recovered from mined ore at the applicable site process plants as reported by the operators.
8.	Mineral Reserves are estimated using appropriate process recovery rates and the following commodity prices:
	a.	Penasquito and Los Filos -$24.00 per ounce silver.
	b.	San Dimas, Rosemont and Cozamin - $20.00 per ounce silver.
	c.	Pascua-Lama - $22.00 per ounce silver.
	d.	Lagunas Norte, Veladero, Pierina – $28.00 per ounce silver.
	e.	Yauliyacu - $30.00 per ounce silver.
	f.	777 – $22.00 per ounce silver and $1,100 per ounce gold.
	g.	Neves-Corvo – 1.4% Cu cut-off for the copper Reserve and 5.0% Zn cut-off for all the zinc Reserves except for Lombador which was reported above a cut-off of 6.0% Zn.
	h.	Constancia - $23.00 per ounce silver.
	i.	Mineral Park – $7.50 per ounce silver.
	j.	Zinkgruvan – 3.7% Zn equivalent cut-off for the zinc Reserve and 1.8% Cu cut-off for the copper Reserve.
	k.	Aljustrel – 1.5% Cu cut-off for all copper Reserves, 4.5% Zn cut-off for all zinc Reserves.
	l.	Campo Morado - $18.92 per ounce silver.
	m.	Stratoni - $15.00 per ounce silver.
	n.	Minto – $3.90 per ounce silver and $300 per ounce gold.
	o.	Salobo - $1,150 per ounce gold.
	p.	Sudbury - $975 per ounce gold.
9.	Mineral Resources are estimated using appropriate recovery rates and the following commodity prices:
	a.	Penasquito and Los Filos - $27.00 per ounce silver.
	b.	San Dimas - $25.00 per ounce silver.
	c.	Pascua-Lama, Lagunas Norte, Veladero and Pierina – $28.00 per ounce silver.
	d.	Yauliyacu – $30.00 per ounce silver.
	e.	777 – $25.00 per ounce silver and $1,250 per ounce gold.
	f.	Neves-Corvo – 1.0% Cu cut-off for the copper Resource and 3.0% Zn cut-off for the zinc Resource.
	g.	Rosemont and Cozamin – $20.00 per ounce silver.
	h.	Constancia - $22.00 per ounce silver.
	i.	Mineral Park – $7.50 per ounce silver.
	j.	Zinkgruvan – 3.1% Zn equivalent cut-off for the zinc Resource and 1.5% Cu cut-off for the copper Resource.
	k.	Aljustrel – 1.5% Cu cut-off for all copper Resources, 4.5% Zn cut-off for Feitais and Moinho zinc Resources and 4.0% for Estação zinc Resources.

l.	Campo Morado – $18.92 per ounce silver for the G-9 zones and 5% Zn cut-off for the El Rey, Naranjo and Reforma deposits.
m.	Stratoni - $15.00 per ounce silver.
n.	Minto – 0.5% Cu cut-off.
o.	Loma de La Plata – $12.50 per ounce silver.
p.

Keno Hill – $15.25 per ounce silver for the Southwest and 99 Zones, $14.50 per ounce silver for the East Zone, $17.00 per ounce silver for the Elsa Tailings, $18.50 per ounce silver for the Lucky Queen and Onek deposits, $23.00 per ounce silver for Bermingham and $24.00 per ounce silver for Flame and Moth.

q.	Salobo - $1,150 per ounce gold.
r.	Sudbury - $975 per ounce gold.
10.

The San Dimas silver purchase agreement provides that from August 6, 2010 until August 5, 2014, Primero Mining Corp. (“Primero”) will deliver to the Company a per annum amount equal to the first 3.5 million ounces of payable silver produced at San Dimas and 50% of any excess, plus the Company will receive an additional 1.5 million ounces of silver per annum to be delivered by Goldcorp Inc. (“Goldcorp”). Beginning August 6, 2014, Primero will deliver to the Company a per annum amount equal to the first 6.0 million ounces of payable silver produced at San Dimas and 50% of any excess, for the life of the mine.

11.

The Company’s attributable Resources and Reserves for Pierina, Lagunas Norte, Veladero, Cozamin and Yauliyacu silver interests in addition to the Sudbury and 777 gold interests have been constrained to the production expected for the various contracts.

12.

The Company’s Yauliyacu silver purchase agreement (March 2006) with Glencore International AG provides for the delivery of up to 4.75 million ounces of silver per year for 20 years. In the event that silver sold and delivered to Silver Wheaton in any year totals less than 4.75 million ounces, the amount sold and delivered to Silver Wheaton in subsequent years will be increased to make up for any cumulative shortfall, to the extent production permits. Depending upon production levels it is possible that the Company’s current attributable tonnage may not be mined before the agreement expires.

13.

The 777 purchase agreement provides that Hudbay Minerals Inc. (“Hudbay”) will deliver 100% of the payable silver for the life of the mine and 100% of the payable gold until completion of the Constancia project, after which the gold stream will reduce to 50%. The gold figures in this table represent the attributable Resources and Reserves constrained to the production expected for the 777 contract.

14.

In reliance upon Section 9.2 of NI 43-101, all technical information in this document regarding Penasquito, San Dimas, Pascua-Lama and 777 was sourced by the Company from the following SEDAR (www.sedar.com) filed documents:

a.	Penasquito – Goldcorp Annual Information Form filed on March 1, 2013;
b.	San Dimas – Primero MD&A filed on February 21, 2013;
c.	Pascua-Lama – Barrick Gold Corp. Fourth Quarter and Year-end Report -2012 filed on February 14, 2013; and
d.	777 – Hudbay Annual Information Form filed on March 30, 2012.
The Company QP’s have approved the disclosure in this document in reliance on such documents.
15.	The Mineral Park and Rosemont Resources and Reserves do not include the SX/EW leach material since this process does not recover silver.
16.	The Company has filed a technical report for Salobo, which is available on SEDAR.
17.

Silver and gold are produced as by-product metal at all operations with the exception of silver at the Keno Hill mine and Loma de La Plata project; therefore, the economic cut-off applied to the reporting of silver and gold Resources and Reserves will be influenced by changes in the commodity prices of other metals at the time.

CAUTIONARY LANGUAGE REGARDING RESERVES AND RESOURCES
For further information on Mineral Reserves and Mineral Resources and on Silver Wheaton more generally, readers should refer to Silver Wheaton’s Annual Information Form for the year ended December 31, 2011, and other continuous disclosure documents filed by Silver Wheaton since January 1, 2012, available on SEDAR at www.sedar.com. Silver Wheaton’s Mineral Reserves and Mineral Resources are subject to the qualifications and notes set forth therein. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources: The information contained herein uses the terms “Measured”, “Indicated” and “Inferred” Mineral Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them and expressly prohibits U.S. registered companies from including such terms in their filings with the SEC. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves or that any exploration potential will ever be converted to any category of Mineral Reserves or Mineral Resources. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable. United States investors are urged to consider closely the disclosure in Silver Wheaton’s Form 40-F, a copy of which may be obtained from Silver Wheaton or from http://www.sec.gov/edgar.shtml.

Mr. Neil Burns, Vice President of Technical Services, is a “qualified person” as such term is defined under National Instrument 43-101, and has reviewed and approved the contents of this news release.

About Silver Wheaton

Silver Wheaton is the largest precious metals streaming company in the world. Based upon its current agreements, forecast 2013 attributable production is approximately 33.5 million silver equivalent ounces3, including 145 thousand ounces of gold. By 2017, annual attributable production is anticipated to increase significantly to approximately 53 million silver equivalent ounces3, including 180 thousand ounces of gold. This growth is driven by the Company’s portfolio of low-cost and long-life assets, including silver and precious metal streams on Barrick’s Pascua-Lama project, Hudbay’s Constancia project, and Vale’s Salobo and Sudbury mines.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS

The information contained herein contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to the future price of silver and gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination, reserve conversion rates and statements as to any future dividends. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: fluctuations in the price of silver and gold; the absence of control over mining operations from which Silver Wheaton purchases silver or gold and risks related to these mining operations including risks related to fluctuations in the price of the primary commodities mined at such operations, actual results of mining and exploration activities, economic and political risks of the jurisdictions in which the mining operations are located and changes in project parameters as plans continue to be refined; and differences in the interpretation or application of tax laws and regulations; as well as those factors discussed in the section entitled "Description of the Business - Risk Factors" in Silver Wheaton's Annual Information Form available on SEDAR at www.sedar.com and in Silver Wheaton's Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C. Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the mining operations from which Silver Wheaton purchases silver or gold, no material adverse change in the market price of commodities, that the mining operations will operate and the mining projects will be completed in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate. Accordingly, readers should not place undue reliance on forward-looking statements. Silver Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

For further information, please contact:

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3 Silver equivalent production forecast assumes a gold/silver ratio of 53.3:1

Patrick Drouin
Vice President, Investor Relations
Silver Wheaton Corp.
Tel: 1-800-380-8687
Email: info@silverwheaton.com
Website: www.silverwheaton.com